UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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13011119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8 – 68658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

PRETIOSA METALLA LLC (F/K/A MORRIS ENERGY ADVISORS INC)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 RIVERWAY SUITE 1375
(No. And Street)

HOUSTON,	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROY PISKADLO — 713-965-4745
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROY PISKADLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRETIOSA METALLA, LLC (F/K/A MORRIS ENERGY ADVISORS INC), as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA ANN HONE
Notary Public
STATE OF TEXAS
My Comm. Exp. October 10, 2016

Signature

Member & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRETIOSA METALLA, LLC

(F/K/A MORRIS ENERGY ADVISORS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

PRETIOSA METALLA, LLC

(F/K/A MORRIS ENERGY ADVISORS, INC.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
Pretiosa Metalla, LLC (f/k/a Morris Energy Advisors, Inc.):

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Pretiosa Metalla, LLC (f/k/a Morris Energy Advisors, Inc.) (the "Company") to December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Pretiosa Metalla, LLC (f/k/a Morris Energy Advisors, Inc.) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 27, 2013

PRETIOSA METALLA, LLC
(F/K/A MORRIS ENERGY ADVISORS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 22,073
Prepaid expenses	4,186
Other assets	1,188
TOTAL ASSETS	$ 27,447

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 650
Accrued expenses	10,704
Total Liabilities	11,354
Member's Equity:	
Total Member's Equity	16,093
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 27,447

The accompanying notes are an integral part of this financial statement.

PRETIOSA METALLA, LLC
(F/K/A MORRIS ENERGY ADVISORS, INC.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1- NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pretiosa Metalla, LLC (f/k/a Morris Energy Advisors, Inc.) (the "Company") was formed on August 14, 2002 as a single member S Corporation in the state of Texas. In 2011, the Company registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On June 18, 2012, the Company was converted to a limited liability company and its name was changed to Pretiosa Metalla, LLC. The Company is a boutique investment banking firm providing strategic and financial advisory services. The Company will continue indefinitely unless terminated sooner by management.

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Income Taxes

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax returns. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2009.

NOTE 2 - OWNERSHIP CHANGE

In May 2012, the sole shareholder of Morris Energy Advisors, Inc. ("Morris"), sold all outstanding shares in Morris to Pareto Commodities, LLC (the "Parent"). The Parent then formed Pretiosa Metalla, LLC, (the "Company") which inherited Morris' SEC number and authorizations granted to it by FINRA. Morris was subsequently dissolved. These financial statements reflect Morris' expenses from January through May 2012 and the Company's expenses from June through December 2012.

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 5 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation ("FDIC"). Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At December 31, 2012, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $10,719, which was $5,719 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.99 to 1.

NOTE 8 - RELATED PARTY

The Parent and sole member of the Company at times makes payments directly to vendors to cover expenses of the Company. The payment of these expenses is treated as a contribution of capital by the Parent to the Company.

NOTE 9 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Subsection (k)(1). Under this exemption, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-*3* are not required.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.